August 16, 2006

VIA EDGAR TRANSMISSION

Corresp

Heather Tress

Jean Yu

Linda Cvrkel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  CKX, Inc.

Form 10-K for the year ended December 31, 2005 (the 2005 Form 10-K)

Filed March 14, 2006

File No.  000-17436

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), responses to the comments received from the Commission on August 9, 2006:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Combines Operating Results Year ended December 31, 2005 Compared to Predecessor Year Ended December 31, 2004, page 29

1.                                      Reference is made to the table on page 29 in which you have presented the results of the predecessor from January 1, 2005 to February 7, 2005 and CKX for the year ended December 31, 2005 on a combined basis.  Please note that we consider the presentation of the combined periods not in accordance with GAAP; however, we will not object to your discussion of the combined results of operations of the predecessor and successor entities for the fiscal 2005 periods in MD&A only as long as it is preceded by an introductory paragraph which clearly states that the results of operations of the predecessor and successor entities are not comparable due to the change in basis resulting from the acquisition transaction, that the presentation does not comply with generally accepted accounting principles and that the combined presentation is being made solely to explain changes in results of operations for the periods presented in the financial statements.  Please revise your disclosure in future filings, including your quarterly reports filed on Form 10-Q, accordingly.

We will revise our disclosure in future filings when presenting combined results of operations of the predecessor and successor entities for the fiscal 2005 periods in MD&A to include an introductory paragraph which clearly states that the results of operations of the predecessor and successor entities are not comparable due to the change in basis resulting from the acquisition transaction, that the presentation does not comply with generally accepted accounting principles and that the combined presentation is being made solely to explain changes in results of operations for the periods presented in the financial statements and would not be indicative of actual future results.

Critical Accounting Policies, page 45

2.                                      We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2.  In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

• How the company arrived at the estimate;

• How accurate the estimate/assumption has been in the past;

• Whether the estimate/assumption is reasonably likely to change in the future; and

•     Evaluate the sensitivity to change of critical accounting policies.

We have reviewed the guidance in FR-72 and the disclosures included in the 2005 Form 10-K.  We agree that additional information such as the factors you have suggested could be useful to the readers of our financial statements and we will revise our future filings to reflect the risks associated with our critical accounting policies.

Notes to consolidated financial statements, page 58

Note 2. Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 60

3.                                      We note from your disclosures in the business section that you receive rent revenues from an apartment building, hotel revenues from the Heartbreak Hotel, annual subscriber fees related to the official Elvis website, revenues from long-term recording agreements with IDOLS contestants, revenues from internet and telephony rights granted, and from the Beckham relationship.  However, it is unclear, based on your disclosures in the significant accounting policies footnote, how revenues generated from such services are account for in the financial statements.  In this regard, to the extent any of the revenue streams are considered material to your results, please revise future filings to describe in detail your revenue policy for recognition.  If any or all of the revenue streams are considered by management to be immaterial to the financial statement as a whole then revise your revenue footnote to specifically state so.

We will revise future filings to clarify the accounting policies for all material revenue streams and we will also ensure that our future filings clearly indicate any revenue streams that are immaterial.  We may also eliminate references elsewhere in our future filings to such revenue streams to avoid confusion.

Note 6.  Acquisitions, page 70

4.                                      Please tell us and revise future filings to clarify the difference between the rights to use the Presley name with a useful life of ten years and trademarks which also include the rights to the name but have an indefinite life.

The Company acquired its 85% interest in the Presley Business from The Promenade Trust (the “Trust”).  The Trust owned numerous assets used to conduct the Presley Business including the rights to the name, image and likeness of Elvis Presley and other related trademarks.  The Company concluded that these rights and trademarks have an indefinite life based on its assessment of the legal, regulatory, contractual and economic factors associated with such assets.

In order to protect the value of the Presley Business, the Company acquired from Ms. Priscilla Presley all the rights held by her to the name “Presley” to exploit in connection with Graceland or the other assets we acquired from the Trust.  We acquired these rights from Ms. Presley to prevent her from using her own name in a commercial manner that would otherwise compete with and detract from the commercial value of the Presley Business, including Graceland, the Presley name and other acquired Presley assets.  The Company concluded that these acquired rights were in the nature of an agreement not to compete and had a useful life of ten years based primarily on the economic value of such rights and the likelihood that Ms. Presley would otherwise use her name in a commercial manner.

The Company will revise future filings to clarify the difference between the rights to use the Presley name acquired from Ms. Presley, which were assigned a useful life of ten years, and rights and trademarks associated with the name, image and likeness of Elvis Presley, which were assigned an indefinite life.

Note 17.  Unaudited Quarterly Financial Information, page 87

5.                                      We note that revenues, net, decreased significantly in the fourth quarter of both fiscal 2005 and 2004 (predecessor).  Please revise your disclosure to explain the reason(s) for the decrease.  Please note that the guidance in Item 302(a)(3) of Regulations S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.  Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

The Company’s results for the fourth quarter of both fiscal 2005 and 2004 (predecessor) do not include any extraordinary, unusual or infrequently occurring items which are material to the respective quarters.  The declines in revenue in the fourth quarters of both fiscal 2005 and 2004 (predecessor) are a result of the seasonality of the

Presley Business and 19 Entertainment.  Although this was disclosed in the introductory section of MD&A in the 2005 Form 10-K (pages 27-29), we will revise our footnote to explain the reasons for the decrease in future filings.

We hereby acknowledge that:

•                   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,

/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Executive Vice President and Treasurer